FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 8, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

CHANGES IN PETROBRAS ENERGÍA S.A.’ S BOARD OF DIRECTORS AND APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

Buenos Aires, January 8, 2008– Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that at the Board of Directors’ meeting held on January 8, 2008, Carlos Alberto de Meira Fontes submitted a letter of resignation from his position as Company Director since he has been appointed to hold senior executive positions at Petróleo Brasileiro S.A. – Petrobras (Petrobras).

The Company’s Board accepted the letter of resignation submitted by Carlos Alberto de Meira Fontes.

On the same grounds, Carlos Alberto de Meira Fontes submitted a letter of resignation from his position as Chief Executive Officer of Petrobras Energía S.A. as from February 1, 2008.

In addition, Décio Fabrício Oddone da Costa submitted a letter of resignation from his position as Chairman of the Company’s Board and continued to serve as Regular Director. The Board accepted his letter of resignation and appointed the then Vice Chairman Daniel Lima de Oliveira as Chairman and André Garcez Ghirardi as Vice Chairman.

Décio Fabricio Oddone da Costa was appointed as new Chief Executive Officer of Petrobras Energía S.A. as from February 1, 2008.

Décio Fabricio Oddone da Costa joined Petrobras in 1985 and since then he has built an outstanding professional career. Décio Fabricio Oddone da Costa (47) graduated in Electrical Engineering from Universidad e Federal d o Río Grande do Sul. He completed courses in oil engineering at Petrobras and attended the Advanced Management Program in the Harvard Business School, United States and the Advanced Management Programme, at the INSEAD, France. He received an Honoris Causa Master ’s Degree in Management and Business Administration from Alta Escuela de Dirección y Administración de Empresas in Madrid, and an Honoris Causa Doctoral Degree in Education from Aquino’s University, Bolivia.

Décio Fabricio Oddone da Costa was a member of the pioneer team in deep water off-shore exploration in Brazil and occupied several managerial positions at Petrobras in Brazil, Argentina, Angola, Libya and Bolivia, where he held the position of Chairman of Petrobras Bolivia in 1999 - 2004.

Petrobras Energía’s new Chief Executive Officer was named Businessman of the Year for 2000 by the Bolivian-Brazilian Chamber of Commerce and subsequently held the position of President of said Chamber in 2001-2004. In addition, he was awarded the Order of Rio Branco, rank of Commander, by the Brazilian Government, and the Peace Maker Medal by the Brazilian Army.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/01/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney